Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Shaw Communications Inc. (“Shaw” or the “Company”)

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta T2P 4L4

ITEM 2	Date of Material Change

March 13, 2021

ITEM 3	News Release

A press release was issued and disseminated through Globe Newswire on March 15, 2021 and subsequently filed on SEDAR.

ITEM 4	Summary of Material Change

On March 15, 2021, the Company announced that it entered into a binding arrangement agreement dated March 13, 2021 (the “Arrangement Agreement”) with Rogers Communications Inc. (the “Purchaser”) pursuant to which the Purchaser has agreed to acquire 100% of the issued and outstanding Class A Participating Shares in the capital of the Company (“Class A Shares”) and the Class B Non-Voting Participating Shares in the capital of the Company (“Class B Shares” and together with the Class A Shares, the “Company Participating Shares”) by way of a statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) for $40.50 in cash for each Class A Share and Class B Share (the “Purchase Price”). The Shaw Family Living Trust (the controlling shareholder of the Company), related persons thereof and members of the Shaw family who become a party to the Controlling Shareholder Voting Support Agreement (as defined below) (collectively, the “Shaw Family Shareholders”), will receive 60% of the Purchase Price in the form of Class B Non-Voting Shares in the capital of the Purchaser (“Purchaser Shares”) on the basis of the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Purchaser has the option, in its sole discretion, to require the Company to use its reasonable best efforts to redeem the Class 2 Preferred Shares designated as “Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A” and the Class 2 Preferred Shares designated as “Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B” on June 30, 2021 in accordance with their terms.

ITEM 5	Full Description of Material Change

The Arrangement

On March 13, 2021, the Company and the Purchaser entered into the Arrangement Agreement. The Arrangement Agreement is being filed on the SEDAR website of the Canadian securities administrators (www.sedar.com) concurrently with the filing of this material change report. The following is a summary of certain provisions of the Arrangement Agreement, but is not intended to be complete. Please refer to the Arrangement Agreement for the actual terms and conditions thereof. Capitalized terms used but not defined herein have the meanings given in the Arrangement Agreement.

The Arrangement Agreement provides that the Purchaser will acquire, through the Arrangement, all of the issued and outstanding Company Participating Shares for $40.50 in cash for each Class A Share and $40.50 in cash for each Class B Share. The Shaw Family Shareholders will receive 60% of the Purchase Price for its Company Participating Shares in the form of Purchaser Shares on the basis of the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021, and the balance in cash. The Arrangement is subject to certain conditions as described in more detail below. Assuming the Arrangement is completed, the Company will become a wholly owned subsidiary of the Purchaser.

Conditions to Completion of the Arrangement

To be effective, the Arrangement must be approved by: (i) two-thirds of the votes cast on the special resolution (the “Arrangement Resolution”) considering the Arrangement by the holders of the Class A Shares (the “Class A Shareholders”), voting as a separate class, present in person or represented by proxy at the special meeting (the “Special Meeting”) of the holders of the Company Participating Shares (the “Participating Shareholders”) to be called to consider the Arrangement; (ii) two-thirds of the votes cast on the Arrangement Resolutions by holders of the Class B Shares (the “Class B Shareholders”), voting as a separate class, present in person or represented by proxy at the Special Meeting; (iii) a simple majority of the votes cast on the Arrangement Resolution by Class A Shareholders, voting as a separate class, present in person or represented by proxy at the Special Meeting, excluding votes cast by the Shaw Family Shareholders and any other person described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); (iv) a simple majority of the votes cast on the Arrangement Resolution by Class B Shareholders, voting as a separate class, present in person or represented by proxy at the Special Meeting, excluding votes cast by the Shaw Family Shareholders and any other person described in items (a) through (d) of section 8.1(2) of MI 61-101; and (v) if and to the extent required by the Court of Queen’s Bench of Alberta (the “Court”), such other approval of securityholders of the Corporation as may be required by the Court.

The Arrangement is also subject to certain other conditions, including the approval of the Court, receipt of Key Regulatory Approvals (including Competition Act Clearance, CRTC Approval and ISED Approval), conditional approval of the listing of the Purchaser Shares to be issued to the Shaw Family Shareholders as consideration pursuant to the Arrangement (the “Arrangement Consideration Shares”) on the TSX and the NYSE and other customary conditions.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations and warranties made by each of the Company and the Purchaser and also contains customary covenants. In addition, subject to the terms of the Arrangement Agreement, the Parties have agreed to use their respective best efforts to obtain the required regulatory approvals from the Competition Bureau, the Ministry of Innovation, Science and Economic Development and the Canadian Radio-television and Telecommunications Commission as soon as reasonably practicable and in any event so as to allow the Transaction to occur by no later than March 15, 2022, subject to automatic extension of up to 90 days in certain circumstances.

Financing

The Purchaser has obtained a commitment letter to satisfy a portion of the aggregate Purchase Price payable under the Arrangement. The Purchaser has agreed, subject to the terms of the Arrangement Agreement, to take all actions and to do all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing at or prior to the Closing on the terms and conditions contained in the Debt Commitment Letter, subject to the Purchaser’s right, subject to the terms of the Arrangement Agreement, to obtain alternative sources of financing in lieu of all or a portion of the financing contemplated by the Debt Commitment Letter.

Subject to the terms of the Arrangement Agreement, the Company has agreed to use its reasonable best efforts to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, syndication, marketing or consummation of the Debt Financing and any and all full or partial alternative debt and/or equity financing that may be sought and/or obtained by the Purchaser to fund the aggregate Purchase Price payable under the Arrangement.

Non-Solicitation

The Company has agreed not to: (i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) enter into or otherwise engage, continue or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or, in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Company Meeting will not be considered to be in violation of this covenant, provided the board of directors of the Company (the “Company Board”) has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such period); or (v) accept or enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.3 of the Arrangement Agreement).

Notice of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of (X) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (Y) any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company: (a) may, in a form reasonably acceptable to the Purchaser (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of the Arrangement Agreement, and (iii) advise any Person making such inquiry, proposal or offer that the Company Board has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal; (b) shall promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all agreements, documents, correspondence or other material received in respect of, from or on behalf of such Person; and (c) shall keep the Purchaser fully informed of the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request (to the extent permitted by the Arrangement Agreement), and any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding the Company’s covenants regarding non-solicitation above, if at any time, prior to obtaining the approval by the Company Participating Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal that was not solicited in contravention of the non-solicitation covenant, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if: (i) the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; (ii) such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction; (iii) the Company has been, and continues to be, in compliance with its obligations under the non-solicitation covenants in all material respects; (iv) prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person and any such copies, access or disclosure provided to such Person shall have already been (or shall concurrently be) provided to the Purchaser; and (v) the Company promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of such Acceptable Confidentiality Agreement. The Arrangement Agreement does not prohibit the Company Board or the Company from making any disclosure to securityholders of the Company if the Company Board, acting in good faith and upon the advice of outside legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is required by applicable Law, provided that (i) the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made, and shall give reasonable consideration to comments made by the Purchaser and its outside legal counsel, and (ii) notwithstanding the foregoing, the Company Board shall not be permitted to make a Change in Recommendation other than as permitted by Section 5.4 of the Arrangement Agreement.

Right to Match

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Participating Shareholders, the Company Board may make a Change in Recommendation, if and only if: (i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction; (ii) the Company has been, and continues to be, in compliance with its non-solicitation obligations in all material respects; (iii) the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to make a Change in Recommendation with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (collectively, the “Superior Proposal Notice”); (iv) the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal; (v) at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the material as referred to in Section 5.4(a)(iv) of the Arrangement Agreement; (vi) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b) of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and (vii) if the Purchaser has offered to amend the Arrangement Agreement and the Arrangement under Section 5.4(b) of the Arrangement Agreement, the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(d) of the Arrangement Agreement.

Notwithstanding any Change in Recommendation in accordance with the terms of the Arrangement Agreement, the Company shall cause the Company Meeting to occur and the Arrangement Resolution to be put to the Company Participating Shareholders thereat for consideration in accordance with the Arrangement Agreement, and the Company shall not submit to a vote of its shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of the Arrangement Agreement.

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Company Board shall review any offer made by the Purchaser under Section 5.4(a)(v) of the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement in good faith, after consultation with outside legal counsel and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal; and (ii) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If, as a consequence of the foregoing, the Company Board, after consultation with outside legal counsel and financial advisors, determines that such Acquisition Proposal would cease to constitute a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Company Participating Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of Section 5.4 of the Arrangement Agreement, and the Purchaser shall be afforded an additional five Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(a)(iv) of the Arrangement Agreement with respect to each new Superior Proposal from the Company.

The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to constitute a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated under Section 5.4(b) thereof would result in an Acquisition Proposal no longer constituting a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its outside legal counsel.

If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company may, and shall at the request of Purchaser, postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

Termination and Fees

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of the Parties; or by either the Company or the Purchaser if: (A) the Required Shareholder Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; (B) after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts or, in respect of the Regulatory Approvals and the Key Regulatory Approvals or the Competition Act, as applicable, the efforts required by Section 4.5 of the Arrangement Agreement (to the extent within its control), as applicable, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or (C) the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

Termination by the Company

The Arrangement Agreement may be terminated prior to the Effective Time by the Company if: (A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any condition relating to the Purchaser’s representations, warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any mutual conditions or the Company’s representations, warranties or covenants not to be satisfied; or (B) (i) all mutual conditions precedent and additional conditions precedent to the obligations of the Purchaser have been satisfied or waived (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), (ii) if the Purchaser has given written notice to the Company that it requires a Marketing Period, the Marketing Period has ended, and (iii) the Company has irrevocably given written notice to the Purchaser that it is ready, willing and able to complete the Arrangement, and (iv) at least five Business Days prior to such termination, the Company has given the Purchaser written notice stating its intention to terminate the Arrangement Agreement pursuant to Section 7.2(a)(iii)(B) of the Arrangement Agreement, and the Purchaser does not provide or cause to be provided to the Depositary sufficient funds or Arrangement Consideration Shares to complete the transactions contemplated by the Agreement as required pursuant the Arrangement Agreement.

Termination by the Purchaser

The Arrangement Agreement may be terminated prior to the Effective Time by the Purchaser if: (A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition relating to the Company’s representations, warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any mutual conditions or the Purchaser’s representations, warranties or covenants not to be satisfied; (B) prior to the approval by the Company Participating Shareholders of the Arrangement Resolution, (1) the Company Board fails to unanimously (subject to abstentions of any conflicted director) recommend the Arrangement Agreement or withdraws, amends, modifies or qualifies the Company Board Recommendation in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, or (2) fails to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting), or (3) the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly announced, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement or (4) the Company breaches the non-solicitation covenants contained in the Arrangement Agreement in any material respect; or (C) there has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

Termination Amount

The Company has agreed to pay to the Purchaser the Termination Amount in the amount of $800,000,000, if: (i) the Purchaser terminates the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement [Change in Recommendation]; (ii) either Party terminates the Arrangement Agreement pursuant to any subsection of Section 7.2(a) of the Arrangement Agreement if at such time the Purchaser is entitled to terminate the Arrangement Agreement pursuant to Section 7.2(a)(iv)(B) of the Arrangement Agreement [Change in Recommendation]; or (iii) the Arrangement Agreement is terminated by (1) the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) of the Arrangement Agreement [Failure of Company Participating Shareholders to Approve] or Section 7.2(a)(ii)(C) of the Arrangement Agreement [Occurrence of Outside Date] or (2) by the Purchaser pursuant to Section 7.2(a)(iv)(A) of the Arrangement Agreement [Breach of Representation or Warranty or Failure to Perform Covenants by the Company], in either case, if: (A) prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to do so; and (B) within 12 months following the date of such termination, (X) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (Y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and, whether or not such Acquisition Proposal is later consummated. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1 of the Arrangement Agreement, except that references to “20% or more” shall be deemed to be references to “50% or more”.

Reverse Termination Amount

The Purchaser has agreed to pay to the Company the Reverse Termination Amount in the amount of $1,200,000,000, if: (A) any Party terminates the Arrangement Agreement pursuant to Section 7.2(a)(ii)(B) of the Arrangement Agreement [Illegality] or Section 7.2(a)(ii)(C) of the Arrangement Agreement [Occurrence of Outside Date], in either case, as a result of the condition in Section 6.1(c) of the Arrangement Agreement [Key Regulatory Approvals] or Section 6.1(d) of the Arrangement Agreement [Illegality] (but only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals or the Competition Act), as applicable, not being satisfied; provided that, in the case of a termination pursuant to Section 7.2(a)(ii)(C) of the Arrangement Agreement [Occurrence of Outside Date]: (i) the conditions set forth in Section 6.1(a) of the Arrangement Agreement [Arrangement Resolution], Section 6.1(b) of the Arrangement Agreement [Interim and Final Order] and Section 6.2(c) of the Arrangement Agreement [Material Adverse Effect] were, at the time of such termination, satisfied or had been waived by the Purchaser; and (ii) in the event of such termination by the Purchaser, the failure to obtain the Key Regulatory Approvals by the Outside Date has not been caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement; or (B) the Company terminates the Arrangement Agreement pursuant to Section 7.2(a)(iii)(B) [Failure to Fund].

The Company may, within five Business Days after the occurrence of a Reverse Termination Amount Event, request, by notice in writing to the Purchaser (the “RTA Request”), to receive all or a portion of the Reverse Termination Amount (the “RTA Asset Portion”) in the form of assets or alternative consideration (“Alternative Consideration”). The board of directors of the Purchaser (the “Purchaser Board”) shall review the RTA Request in good faith and will notify the Company of (i) any Alternative Consideration that the Purchaser is prepared to transfer to the Company in satisfaction of all or a portion of the RTA Asset Portion, and (ii) the value the Purchaser ascribes to such Alternative Consideration (which shall be determined by the Purchaser Board in good faith). If requested by the Company, the Purchaser will engage in good faith discussions with the Company for a period of 60 days to determine if the Parties can reach an agreement with respect to the terms and conditions upon which the Purchaser would satisfy all or a portion of the RTA Asset Portion in Alternative Consideration. If the Parties reach such an agreement to satisfy all or any portion of the RTA Asset Portion in Alternative Consideration, then (i) the Parties shall use commercially reasonable efforts to transfer such Alternative Consideration to the Company as promptly as reasonably practicable, subject to the terms and conditions agreed to by the Parties, and (ii) the balance of the RTA Asset Portion, if any, shall be paid in cash within five Business Days of the end of the 60 day period referred to in the preceding sentence, or any extension thereof agreed to by the Parties in writing. At any time after delivering an RTA Request and prior to the Parties entering into an agreement referred to in the preceding sentence, the Company may, upon written notice to the Purchaser, elect not to receive Alternative Consideration and to have any remaining unpaid RTA Asset Portion be paid in cash within twenty Business Days of such notice being provided to the Purchaser.

Special Committee and Board of Directors Recommendations

After careful consideration and having received the recommendation of a special committee of the Company Board comprised of independent directors (the “Special Committee”), the Company Board has unanimously (subject to abstentions of any conflicted director) determined that the Arrangement is in the best interests of the Company and that it is fair and reasonable to the Participating Shareholders (other than the Shaw Family Shareholders) and has unanimously (subject to abstentions of any conflicted director) recommended that the Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement Resolution at the Company Meeting. In connection with the Arrangement, the Shaw Family Shareholders, as well as the directors and Senior Management of the Company, have agreed to vote all of their Company Participating Shares in favour of the Arrangement.

TD Securities Inc. and CIBC World Markets Inc. are acting as financial advisors to the Company and have provided an opinion to the Special Committee and the Board, respectively, that, subject to the assumptions, limitations and qualifications contained therein, the consideration under the Arrangement to be received by the Participating Shareholder (other than the Shaw Family Shareholders) is fair, from a financial point of view, to such holders.

Copies of the fairness opinions of TD Securities Inc. and CIBC World Markets Inc., and other relevant background information, will be included in the management information circular of the Company (the “Circular”) which will be filed with the securities regulatory authorities on SEDAR and mailed to Company shareholders in accordance with applicable securities laws. Until the Circular is sent, Participating Shareholders are not required to take any action in respect of the Arrangement.

Support and Voting Agreements

Shaw Family Living Trust has entered into a voting support agreement (the “Controlling Shareholder Voting Support Agreement”) with the Purchaser pursuant to which the Shaw Family Living Trust has, subject to the terms thereof, irrevocably agreed to support the Arrangement Agreement and the transactions contemplated thereby, including to vote all of its Company Participating Shares in favour of the Arrangement at the Special Meeting. Pursuant to the terms of the Controlling Shareholder Voting Support Agreement, the Shaw Family Living Trust has irrevocably agreed that 60% of the Purchase Price payable for its Company Participating Shares shall be paid in the form of Purchaser Shares on the basis of the volume-weighted average trading price for the Purchaser Shares for the 10 trading days ending March 12, 2021, and the balance in cash. The Company Participating Shares consist of 17,662,400 Class A Shares and 33,057,068 Class B Shares, representing 79% of the outstanding Class A Shares and 6.94% of the Class B Shares as of the date hereof. Under the Controlling Shareholder Voting Support Agreement, the Shaw Family Living Trust has agreed to restrictions on the transfer of the Purchaser Shares received under the Arrangement. The transfer restrictions provide that, subject to the terms thereof, one-third of the Purchaser Shares received by the Shaw Family Living Trust will be released from the lock-up on each of the first three anniversaries of the Arrangement closing date. Unless earlier terminated in accordance with its terms, the Controlling Shareholder Voting Support Agreement will continue in full force and effect until June 13, 2022. Other members of the Shaw family may become a party to the Controlling Shareholder Voting Support Agreement, in which case the Class A Shares and Class B Shares that they beneficially own, or over which control or direction is exercised, will be subject to the foregoing terms. As of the date hereof, Bradley Shaw is a party to the Controlling Shareholder Voting Support Agreement.

Each director and members of Senior Management (other than Bradley Shaw, who is party to the Controlling Shareholder Voting Support Agreement) have entered into support and voting agreements (the “D&O Support and Voting Agreements”) with the Purchaser pursuant to which each such Person has, subject to the terms thereof, agreed to vote in favour of the Arrangement at the Special Meeting.

The Controlling Shareholder Voting Support Agreement and the form of the D&O Support and Voting Agreement are being filed on the SEDAR website of the Canadian securities administrators (www.sedar.com) concurrently with the filing of this material change report. The foregoing is a description of the Controlling Shareholder Voting Support Agreement and the form of the D&O Support and Voting Agreement. Please refer to the Controlling Shareholder Voting Support Agreement and the form of the D&O Support and Voting Agreements for the actual terms and conditions thereof.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, please contact:

Peter Johnson, Executive Vice President & Chief Legal and Regulatory Officer at (403) 750-4500

ITEM 9	Date of Report

March 15, 2021

Forward-Looking Statements

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the anticipated receipt of required shareholder, regulatory court, stock exchange or other approvals, the ability of the parties to satisfy the other conditions to the closing of the transaction and the anticipated timing for closing of the transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represent expectations as of the date of this material change report and are subject to change after such date. However, the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this material change report. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. In addition, if the transaction is not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of each party to the completion of the transaction could have an impact on such party’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.